

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 11, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the KraneShares
MSCI Emerging Markets ex China Index ETF, shares of beneficial interest, no par value
of KraneShares Trust under the Exchange Act of 1934.

Sincerely,